LORD ABBETT TRUST I

90 Hudson Street

Jersey City, NJ 07302

October 8, 2021

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Trust I (the “Trust”)
File Nos. 333-60304 and 811-10371

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 50 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on July 30, 2021 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on September 16, 2021 at approximately 11:30 a.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments with respect to Lord Abbett Emerging Markets Equity Fund (the “Fund”), and the Trust’s responses thereto, are summarized below. A Post-Effective Amendment to the Registration Statement will be filed for the Fund and will reflect changes made in response to your comments on the Fund. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – General

1.                   Please respond to all comments in a letter filed as correspondence via EDGAR.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR.

2.                   We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

[1] Accession No. 0000930413-21-001391.

3.                   Please note that comments made with respect to one part of the Registration Statement also apply to other parts of the Registration Statement with similar disclosure.

Response: We acknowledge your comment and any changes made to one part of the Registration Statement in response to staff comments have been applied to all other parts of the Registration Statement as applicable with similar disclosure.

Part B – Prospectus

4.                   The first sentence of the first paragraph on page 4 under “Principal Investment Strategies” states that the Fund’s 80% policy includes “derivative instruments.” Please confirm supplementally that derivatives will be valued on a mark-to-market basis for purposes of the Fund’s 80% policy.

Response: The Fund confirms that derivatives will be valued on a mark-to-market basis for purposes of the Fund’s 80% policy.

5.                   The second sentence of the first paragraph on page 4 under “Principal Investment Strategies” states: “For purposes of this policy, the Fund considers emerging market countries to include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, and most countries located in Western Europe.” Please explain the basis for this definition, such as whether it is based on an established emerging market index. In the disclosure, please revise the definition so that it is inclusive rather than exclusive.

Response: Lord Abbett submits that the Fund’s definition of “emerging market countries” is appropriate. Consistent with Rule 35d-1, the Fund has a policy to invest, under normal conditions, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in equity securities that are tied economically to emerging market countries and derivative instruments that are intended to provide economic exposure to such securities.

The Fund discloses in its Prospectus the specific criteria used by it to select investments in emerging market countries (pursuant to Rule 35d-1(a)(3)(ii)). The list of countries that the Fund excludes from its emerging market country definition includes those countries that are generally recognized as developed markets by MSCI, S&P Global Ratings and other international ratings agencies.

Lord Abbett is not aware of SEC guidance indicating that “emerging market countries” must be defined solely by reference to independent third party criteria, or that dictates an inclusive definition, and notes that when Rule 35d-1 was adopted, the Commission stated that, “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The staff reaffirmed this reasonableness standard subsequent to the adoption of Rule 35d-1. We submit that the current investment disclosure is compliant with the requirements of Form N-1A and Rule 35d-1 and the guidance thereunder and respectfully decline to revise the definition of emerging markets countries.

6.                   Please state whether the Fund will focus on any particular market capitalizations for issuers.

Response: We have added the following language to the second paragraph on page 11 under “More Information About The Fund – Principal Investment Strategies”: “The Fund may invest in companies of any market capitalization.”

7.                   The last paragraph on page 5 under “Principal Investment Strategies” discusses ESG. In the disclosure, please provide examples of criteria that the Fund considers with respect to ESG integration and how ESG is used to select portfolio investments. Supplementally, please disclose whether the Fund considers ESG in proxy voting.

Response: The Fund respectfully submits that to the extent that ESG factors are considered, they would represent only part of the overall evaluation of investment opportunities available to the Fund. The Fund does not focus its analysis on any particular ESG area of consideration and does not specifically seek out issuers with “ESG characteristics,” but rather considers ESG factors where relevant or material, among other material factors, in the context of a particular investment opportunity. In particular, portfolio managers for the Fund consider the expected return potential as presented by ESG factors against associated ESG risk for every security. Investments with any level of ESG risk could be acquired, depending on the other attributes of the potential investment opportunity under consideration. In response to the staff’s comments, however, the referenced disclosure has been revised as follows: “The investment team may also consider the risks and return potential presented by environmental, social, and governance (ESG) factors in investment decisions.”

With respect to proxy voting, the Fund votes proxies consistent with the Trust’s proxy voting policy, which delegates voting responsibility to the Fund’s investment adviser, Lord Abbett, subject to the Proxy Committee’s general oversight. Lord Abbett’s proxy voting policy includes a general summary of the guidelines Lord Abbett normally follows on voting proxy with respect to specific corporate governance issues and corporate actions. In determining how to vote positions, Lord Abbett will vote consistently with its framework on Environmental, Social, and Governance (ESG) issues as detailed in the proxy guidelines. These proxy voting policies and procedures are included in Appendix C to the Fund’s Statement of Additional Information.

8.                   In “Management – Portfolio Managers” in the Fund Summary, please consider adding the month of the year in which the portfolio managers began managing the Fund.

Response: We respectfully acknowledge the staff’s comment; however, we do not believe that including the month of the year in which each portfolio manager started service on the portfolio management team will provide meaningful information to shareholders. In addition, Item 10 of Form N-1A does not require this information. The Fund, therefore, respectfully declines to make the requested change.

9.       The Trust’s Amended and Restated Agreement and Declaration of Trust includes provisions that limit the ability of shareholders to bring derivative actions, including a requirement to hold at least 10% of the outstanding shares of a series or class to bring a derivative action (Section 2.11(a)) and a requirement to make a pre-suit demand, which may require an undertaking for reimbursement of Trust expenses (Section 2.11(b)). Please disclose these provisions in an appropriate place in the prospectus or SAI and state that these provisions don’t apply to any claims brought under the federal securities laws.

Response: The following disclosure that appears on page 8-2 of Part II of the SAI will be amended as follows:

Shareholders ~~owning 10% or more of the then outstanding shares of a series or class of the Trust~~ may bring derivative actions on behalf of the Trust with respect to ~~such~~a series or class of the Trust, provided that the shareholders own 10% or more of the then outstanding shares of such series or class and have requested that the

Board take such action and the Board failed or refused to act for a reasonable amount of time (requirements that do not apply to claims asserted under federal securities laws).

* * * * *

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Associate General Counsel

Lord, Abbett & Co. LLC